UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Baidu Announces Potential CDR Offering

On June 6, 2018, the China Securities Regulatory Commission (“CSRC”) published the Administrative Measures for Offering and Trading of the Depositary Receipts (Trial Implementation) (“DR Trial Measures”). Pursuant to the DR Trial Measures, Baidu Inc. (“Baidu” or the “Company”) is currently evaluating a potential offering and listing of Chinese depositary receipts (“CDRs”) in China. In the event that Baidu pursues a CDR offering, and such CDR offering is approved by the relevant regulatory authority and successfully completed, such event will increase total shares outstanding. Any CDR offered will represent newly issued Class A ordinary shares of Baidu. The timing and certainty of filing an application for the potential CDR offering, as well as the completion of the CDR offering, have not yet been determined, and are subject to change based on market and other conditions.

The securities referenced herein have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any state securities laws. Such securities may only be offered and sold, if at all, to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act, and may not be offered or sold within the United States or to U.S. persons. This announcement contains information about a potential offering of CDRs, and there can be no assurance that such offering will be completed. This announcement is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the description of the potential CDR offering in this announcement contains forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Baidu’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this announcement is as of the date of the announcement, and Baidu undertakes no duty to update such information, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By	:	/s/ Herman Yu
Name	:	Herman Yu
Title:	:	Chief Financial Officer

Date: June 25, 2018